UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

VERTEX ENERGY, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

92534K107
(CUSIP Number)

Alexander Schoenbaum
CrowdOut Capital LLC
812 San Antonio Street
Suite 105
Austin, Texas 78701
(512) 900-2646
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 92534K107	SCHEDULE 13D	Page 2 of 12 pages
1	NAMES OF REPORTING PERSONS
CrowdOut Credit Opportunities Fund LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
147,486 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
147,486 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
147,486 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1). Consists of an aggregate 147,486 shares of Common Stock (as defined herein) obtainable upon the conversion of the Warrants (as defined herein) beneficially owned by the Reporting Person.
(2). Based on (i) 93,514,346 shares of Common Stock outstanding as of August 7, 2024, as disclosed on the Issuer’s quarterly report on Form 10-Q filed on August 8, 2024, plus (ii) an aggregate 147,486 shares of Common Stock obtainable upon the conversion of the Warrants beneficially owned by the Reporting Person, which shares of Common Stock have been added to the total shares of Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 92534K107	SCHEDULE 13D	Page 3 of 12 pages
1	NAMES OF REPORTING PERSONS
CrowdOut Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
230,981 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
230,981 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
230,981 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1). Consists of an aggregate 230,981 shares of Common Stock obtainable upon the conversion of the Warrants beneficially owned by the Reporting Person.
(2). Based on (i) 93,514,346 shares of Common Stock outstanding as of August 7, 2024, as disclosed on the Issuer’s quarterly report on Form 10-Q filed on August 8, 2024, plus (ii) an aggregate 230,981 shares of Common Stock obtainable upon the conversion of the Warrants beneficially owned by the Reporting Person, which shares of Common Stock have been added to the total shares of Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 92534K107	SCHEDULE 13D	Page 4 of 12 pages
1	NAMES OF REPORTING PERSONS
Alexander Schoenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
230,981 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
230,981 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
230,981 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1). Consists of an aggregate 230,981 shares of Common Stock obtainable upon the conversion of the Warrants beneficially owned by the Reporting Person.
(2). Based on (i) 93,514,346 shares of Common Stock outstanding as of August 7, 2024, as disclosed on the Issuer’s quarterly report on Form 10-Q filed on August 8, 2024, plus (ii) an aggregate 230,981 shares of Common Stock obtainable upon the conversion of the Warrants beneficially owned by the Reporting Person, which shares of Common Stock have been added to the total shares of Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 92534K107	SCHEDULE 13D	Page 5 of 12 pages
1	NAMES OF REPORTING PERSONS
Brian Gilmore

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
230,981 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
230,981 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
230,981 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1). Consists of an aggregate 230,981 shares of Common Stock obtainable upon the conversion of the Warrants beneficially owned by the Reporting Person.
(2). Based on (i) 93,514,346 shares of Common Stock outstanding as of August 7, 2024, as disclosed on the Issuer’s quarterly report on Form 10-Q filed on August 8, 2024, plus (ii) an aggregate 230,981 shares of Common Stock obtainable upon the conversion of the Warrants beneficially owned by the Reporting Person, which shares of Common Stock have been added to the total shares of Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 92534K107	SCHEDULE 13D	Page 6 of 12 pages
Item 1.	SECURITY AND ISSUER.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Vertex Energy, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1331 Gemini Street, Suite 250, Houston, Texas 77058.

Item 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed by each of the following persons (collectively, the “Reporting Persons”):

(i) CrowdOut Credit Opportunities Fund LLC, a Delaware limited liability company (“CrowdOut Fund”);
(ii) CrowdOut Capital LLC, a Texas limited liability company (“CrowdOut Capital”);
(iii) Alexander Schoenbaum, a citizen of the United States (“Mr. Schoenbaum”); and
(iv) Brian Gilmore, a citizen of the United States (“Mr. Gilmore”).

This Schedule 13D relates to the shares of Common Stock directly beneficially owned by CrowdOut Fund and CrowdOut Capital. CrowdOut Fund is an evergreen fund seeking to invest in debt opportunities. CrowdOut Capital is an alternative investment firm that invests in private equity, private credit and real estate and is the managing member of CrowdOut Fund. Mr. Schoenbaum is the Chief Executive Officer and a managing member of CrowdOut Capital. Mr. Gilmore is the President and a managing member of CrowdOut Capital.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

The principal business address of each Reporting Person is 812 San Antonio Street, Suite 105, Austin, Texas 78701.

(d, e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed in Schedule A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 is incorporated herein by reference.

The Reporting Persons acquired the Warrants (as defined below) through a series of loan fundings to the Issuer in connection with the transactions contemplated by the Loan and Security Agreement (as defined below). The source of funding for the term loans, in connection with which the Warrants were issued, was the working capital of CrowdOut Fund and CrowdOut Capital.

Item 4.	PURPOSE OF TRANSACTION.

Loan and Security Agreement

On April 1, 2022, CrowdOut Fund and CrowdOut Capital entered into a Loan and Security Agreement (such Loan and Security Agreement as amended to date, the “Loan and Security Agreement”) with the Issuer, as guarantor, and substantially all of the Issuer’s direct and indirect subsidiaries as borrowers or guarantors, the other lenders party thereto (together with CrowdOut Fund and CrowdOut Capital, collectively, the “Lenders”), and Cantor Fitzgerald Securities, in its capacity as administrative agent and collateral agent for the Lenders (the “Agent”).

Pursuant to the Loan and Security Agreement, the Issuer has borrowed an aggregate principal amount of $275 million of term loan from the Lenders, including an aggregate of approximately $15.0 million from CrowdOut Fund and CrowdOut Capital collectively, of which approximately $15.4 million in aggregate principal amount (inclusive of certain capitalized funding fees) held by CrowdOut Fund and CrowdOut Capital collectively remains outstanding, which amount excludes accrued and unpaid interest and certain other fees which have since been capitalized.

The term loans outstanding under the Loan and Security Agreement bear interest at a rate per annum equal to the sum of (i) the greater of (x) the per annum rate publicly quoted from time to time by The Wall Street Journal as the “Prime Rate” in the United States minus 1.50% as in effect on such day and (y) the Federal Funds rate for such day plus 0.50%, subject in the case of this clause (i), to a floor of 1.0%, plus (ii) 10.25%. Interest is payable in cash (i) quarterly, in arrears, on the last business day of each calendar quarter, (ii) in connection with any payment, prepayment or repayment of the term loans, and (iii) at maturity (whether upon demand, by acceleration or otherwise). The Issuer also agreed to pay certain fees and transaction expenses in connection with the term loans provided under the Loan and Security Agreement. Amounts owed under the Loan and Security Agreement, if not earlier repaid (including pursuant to certain required repayments on September 30, 2024 and December 31, 2024), are due on April 1, 2025.

Borrowings under the Loan and Security Agreement are secured by substantially all of the present and after-acquired assets of the Issuer and its subsidiaries. Additionally, the borrower’s obligations under the Loan and Security Agreement are jointly and severally guaranteed by the Issuer and substantially all of the Issuer’s subsidiaries. Borrowings under the Loan and Security Agreement are also secured by various deeds of trusts and mortgages for the real properties described therein, over the Issuer’s Mobile, Alabama refinery and substantially all other material owned and leased real property of the Guarantors including properties in Texas and Louisiana.

CUSIP No: 92534K107	SCHEDULE 13D	Page 7 of 12 pages
The Loan and Security Agreement includes customary representations and warranties, and affirmative and negative covenants for a facility of this size and type, including prohibitions on creating any indebtedness without the consent of the Lenders, subject to certain exceptions, and requiring no less than $25 million of unrestricted cash for any period of more than three consecutive business days (except through September 20, 2024, which minimum unrestricted cash threshold is $12 million). The Loan and Security Agreement includes customary events of default for transactions of this type, including failures to pay amounts due, bankruptcy proceedings, covenant defaults, attachment or seizure of a material portion of the collateral securing the Loan and Security Agreement, cross defaults, if there is a default in any agreement governing indebtedness in excess of $3,000,000, resulting in the right to accelerate such indebtedness, certain judgments against the borrower or guarantors, misrepresentations by the borrower or guarantors in the transaction documents, insolvency, cross default of an Offtake and Supply Agreement previously entered into by the Issuer, a change of control (as defined in the Loan and Security Agreement), termination of certain intercreditor agreements, and the loss or termination of certain material contracts. Upon the occurrence of an event of default, the Agent may declare the entire amount of obligations owed under the Loan and Security Agreement immediately due and payable and take certain other actions provided for under the Loan and Security Agreement, including enforcing security interests and guarantees. The Loan and Security Agreement includes customary indemnification obligations for a facility of this size and type, requiring the Issuer to indemnify the Agent and the Lenders for certain expenses, losses and claims.

The Loan and Security Agreement includes customary indemnification obligations for a facility of this size and type, requiring the Issuer to indemnify the Agent and the Lenders for certain expenses, losses and claims.

In connection with the entry into the Loan and Security Agreement and various amendments thereto, and as additional consideration for the Lenders agreeing to loan funds to the Issuer thereunder, the Issuer granted warrants to purchase shares of Common Stock to the Lenders (“Warrants”). Such Warrants include limitations on exercise to the extent that such exercise would result in the Warrants holders (together with their affiliates and any other persons acting as a group, in each case, to the extent that such affiliates and persons acting as a group are required to aggregate their beneficial ownership of Common Stock for purposes of Section 13(d) or Section 16 of the Act) beneficially owning more than a certain percentage of the Common Stock outstanding (the “Beneficial Ownership Limitation”).

As of the date of this Schedule 13D, CrowdOut Fund and CrowdOut Capital collectively hold Warrants to purchase an aggregate 230,981 shares of Common Stock, consisting of:

(i)
Warrants to purchase an aggregate 15,000 shares of Common Stock with a term through November 26, 2027 and an exercise price per share equal to $3.00, subject to a Beneficial Ownerships Limitation of 4.99%, held directly by CrowdOut Fund;

(ii)
Warrants to purchase an aggregate 31,756 shares of Common Stock with a term through December 28, 2028 and an exercise price per share equal to $3.00, subject to a Beneficial Ownerships Limitation of 4.99%, held directly by CrowdOut Fund;

(iii)
Warrants to purchase an aggregate 40,000 shares of Common Stock with a term through December 28, 2028 and an exercise price per share equal to $3.00, subject to a Beneficial Ownerships Limitation of 4.99%, held directly by CrowdOut Capital;

(iv)
Warrants to purchase an aggregate 100,730 shares of Common Stock with a term through July 24, 2029 and an exercise price per share equal to $0.01, subject to a Beneficial Ownerships Limitation of 4.99%, held directly by CrowdOut Fund; and

(v)
Warrants to purchase an aggregate 43,495 shares of Common Stock with a term through July 24, 2029 and an exercise price per share equal to $0.01, subject to a Beneficial Ownerships Limitation of 4.99%, held directly by CrowdOut Capital.

All of the Warrants include weighted average anti-dilution rights and certain additional adjustment rights in the event that any person becomes the beneficial owner, directly or indirectly, of more than 33% of the Issuer’s Common Stock. In addition, the warrant agreements provide for certain put rights in connection with certain fundamental transactions described in the applicable warrant agreements and certain of the Warrants include limitations on exercise in the event that the Issuer does not receive any necessary stockholder approval under applicable Nasdaq listing rules, in which case the Issuer is required to pay the Lenders cash, based on the fair market value of any shares required to be issued upon exercise of Warrants that exceed the applicable share cap.

In connection with the issuance of the Warrants to the Lenders, including CrowdOut Fund and CrowdOut Capital, the holders of the Warrants entered into certain registration rights agreements with the Issuer (the “Registration Rights Agreements”), pursuant to which the Issuer agreed to provide certain customary registration rights (including shelf registrations as well as demand and piggyback registration rights) with respect to the shares of Common Stock issuable upon exercise of the Warrants.

Restructuring Support Agreement

On September 24, 2024, CrowdOut Fund and CrowdOut Capital entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) with the Issuer, certain of the Issuer’s affiliates (collectively with the Issuer, the “Company Parties”) and the other parties that together with CrowdOut Fund and CrowdOut Capital hold 100% of the claims under the Loan and Security Agreement (together with CrowdOut Fund and CrowdOut Capital, the “RSA Parties”), which represents an agreement between the Company Parties and the RSA Parties regarding agreed-upon terms for a financial restructuring of the Company Parties’ capital structure (such terms, the “Restructuring”) to be implemented pursuant to a chapter 11 plan filed by the Company Parties in cases (the “Chapter 11 Cases”) under chapter 11 of title 11 (“Chapter 11”) of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders (as defined in the Restructuring Support Agreement) have agreed, subject to certain terms and conditions, to support the Plan (as defined below). Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Restructuring Support Agreement.

Restructuring Transactions

The Restructuring Support Agreement contemplates the Restructuring. Pursuant to the Restructuring Support Agreement, the Debtors expect to effectuate a chapter 11 plan (the “Plan”) through either (a) a standalone recapitalization of the Issuer’s balance sheet; or (b) a sale of all, substantially all, or any portion of the Debtors’ assets through one or more sales (as applicable, a “Recapitalization Transaction”).

Pursuant to the Restructuring Support Agreement, the Consenting Stakeholders have agreed, subject to certain terms and conditions, to support the Plan, among other things.

CUSIP No: 92534K107	SCHEDULE 13D	Page 8 of 12 pages
The transactions contemplated by the Restructuring Support Agreement and the term sheets attached thereto (such transactions, collectively, the “Restructuring Transactions”) will be consummated pursuant to the Recapitalization Transaction, unless the Company Parties, with the prior written consent of holders holding at least 80% of the aggregate outstanding principal amount of the Term Loan Claims (such holders, the “Required Consenting Term Loan Lenders”) determine that pursuit of the highest or otherwise best asset sale proposal (or proposals), which may include a credit bid submitted by certain debtor-in-possession financing lenders (“DIP Lenders”) and/or Term Loan Lenders (a “Credit Bid”), is in the best interests of the Company Parties and their stakeholders (the “Successful Bid”).

If the Company Parties select a Successful Bid and such Successful Bid is approved by the Bankruptcy Court pursuant to an order, prior to the consummation of the asset sale, the Company Parties will establish and fund one or more reserves from cash on hand of the Company Parties and undrawn amounts under the DIP Facility (as defined below), in an amount determined in the Company Parties’ reasonable discretion and consented to by the Required Consenting Term Loan Lenders, sufficient to (a) fund the estimated fees, costs, and expenses necessary to fully administer and wind down the estates of the Company Parties, including the fees, costs, and expenses of the plan administrator selected by the Required Consenting Term Loan Lenders to wind down the Company Parties’ estates (the “Plan Administrator”), and (b) pay in full in cash all Claims required to be paid under the Bankruptcy Code and Plan in order for the Plan Effective Date to occur or otherwise be assumed or required to be paid under the terms of the Plan, in each case to the extent not liquidated and paid in full in cash on the Plan Effective Date (collectively, the “Wind Down Reserve”); provided, that (x) in no event shall the Wind Down Reserve constitute an increase to the DIP Facility at any time without the express consent of all of the DIP Lenders and (y) any new money term loans provided for the Wind Down Reserve shall be funded only in accordance with certain conditions, including, but not limited to, the absence of a default or event of default under the DIP Facility. Absent such an event of default, the Company Parties will be authorized to maintain the Wind Down Reserve in an amount and for such time as is necessary, each as determined by the Plan Administrator, to fully reconcile, liquidate, and pay in full in cash all applicable fees, costs, expenses, claims, and other obligations before distributing any excess distributable cash to holders of debtor-in-possession financing claims or any other claims and equity interests in accordance with the priorities and treatment described in the Restructuring Support Agreement.

The Restructuring Support Agreement also contemplates the cancellation of all existing equity interests of the Issuer, including the Common Stock and any interests arising from the Common Stock, including any options or warrants, at any time on or after the Plan Effective Date.

DIP Facility

To fund the administration of the Chapter 11 Cases and the implementation of the Restructuring Transactions, all of the DIP Lenders will provide a $280 million senior secured super-priority debtor-in-possession loan and security agreement (such agreement, the “DIP Loan Agreement”, and the financing facility thereunder, the “DIP Facility”), consisting of (a) an $80 million new money term loan facility, including approximately $3.4 million from CrowdOut Fund and approximately $1.5 million from CrowdOut Capital, and (b) a “roll up” loan facility, whereby $200 million of Term Loan Claims, including an aggregate of approximately $9.2 million from CrowdOut Fund and an aggregate of approximately $3.0 million from CrowdOut Capital, will be converted on a cashless, dollar-for-dollar basis into DIP Facility loans on the terms and conditions set forth in the DIP Loan Agreement which provides for, among other things, granting a security interest in all assets of the Company Parties as collateral, and provides for a guarantee by the Company Parties. The DIP Facility will be used by the Issuer in accordance with the budget agreed upon between the Company Parties and the Required DIP Lenders.

The Company Parties will seek approval of the DIP Facility as is consistent with the DIP Loan Agreement, and the transactions contemplated by such DIP Loan Agreement are subject to approval by the Bankruptcy Court. In addition, the DIP Lenders’ obligations to provide the DIP Facility are subject to various conditions customary for debtor-in-possession financings of this type.

Additional Terms of the Restructuring Support Agreement

In accordance with the Restructuring Support Agreement, the Consenting Stakeholders agreed, among other things, to: (a) support the Restructuring Transactions as contemplated by, and within the timeframes outlined in, the Restructuring Support Agreement and the definitive documents governing the Restructuring Transactions; (b) not take action, in respect of each Consenting Stakeholder’s Company Claims/Equity Interests (as defined in the Restructuring Support Agreement), directly or indirectly, to interfere with acceptance, implementation, or consummation of the Restructuring Transactions; and (c) vote each of each Consenting Stakeholder’s Company Claims/Equity Interests owned, held, or otherwise controlled by such Consenting Stakeholder and exercise any powers or rights available to it, in each case, in favor of any matter requiring approval to the extent necessary to implement the Restructuring Transactions.

In accordance with the Restructuring Support Agreement, the Company Parties agreed, among other things, to: (a) support and take all steps reasonably necessary and desirable to consummate the Restructuring Transactions in accordance with the Restructuring Support Agreement; (b) use commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Restructuring Transactions; (c) negotiate in good faith and use commercially reasonable efforts to execute and deliver certain required documents and agreements to effectuate and consummate the Restructuring Transactions as contemplated by the Restructuring Support Agreement; and (d) not, directly or indirectly, object to, delay, impede, or take any other action to interfere with acceptance, implementation, or consummation of the Restructuring Transactions.

The Restructuring Support Agreement may be terminated upon the occurrence of certain events set forth therein, including, among other things, the failure to meet specified milestones specified in the Restructuring Term Sheet and in any DIP order.

The foregoing descriptions of the Loan and Security Agreement, the warrant agreements, the Registration Rights Agreements and the Restructuring Support Agreement and the transactions and documents contemplated thereby do not purport to be complete and are qualified in their entirety by reference to each of those agreements which is filed as an exhibit hereto and are incorporated by reference herein.

As a result of the foregoing, the Reporting Persons may be deemed to have formed a “group,” as such term is used in Regulation 13D under the Act with the other parties to the Restructuring Support Agreement. The Reporting Persons disclaim any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates and further disclaims beneficial ownership of any shares of Common Stock beneficially owned by any such parties or their affiliates.

CUSIP No: 92534K107	SCHEDULE 13D	Page 9 of 12 pages
General

The Reporting Persons and their representatives may from time to time continue to engage in discussions with members of management, the board of directors of the Issuer (the “Board”), the Consenting Stockholders, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Restructuring Transactions, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the status of the Restructuring Transactions, the terms of the Restructuring Support Agreement, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, management, Board, governance or capitalization; acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or, subject to the limitations set forth in the Restructuring Support Agreement, disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a-b) The number of shares of Common Stock beneficially owned by each Reporting Person is based on an aggregate 230,981 Warrants beneficially owned by the Reporting Persons. This amount includes 147,486 Warrants directly owned by CrowdOut Fund and 83,495 Warrants directly owned by CrowdOut Capital. As the managing member of CrowdOut Fund, CrowdOut Capital may be deemed to indirectly beneficially own the 147,486 Warrants directly owned by CrowdOut Fund. As the managing members of CrowdOut Capital, Mr. Schoenbaum and Mr. Gilmore may be deemed to indirectly beneficially own the 147,486 Warrants directly owned by CrowdOut Fund and the 83,495 Warrants directly owned by CrowdOut Capital.

In addition, pursuant to Section 13(d)(3) of the Act, the Reporting Persons and the other parties to the Restructuring Support Agreement may, on the basis of the facts described elsewhere in this Schedule 13D, be considered to be a “group.” The Reporting Persons disclaim any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates and further disclaim beneficial ownership of any shares of Common Stock beneficially owned by such parties or their affiliates. Due to the ownership limitations described in Item 6 below, an aggregate 230,981 shares of Common Stock underlying the Warrants that are included in the Reporting Persons’ beneficial ownership reported herein may not be exercisable to the extent that the Reporting Persons are deemed to be members of a “group” with the other parties to the Restructuring Support Agreement. As noted above, the Reporting Persons disclaim any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates.

The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on (i) 93,514,346 shares of Common Stock outstanding as of August 7, 2024, as disclosed on the Issuer’s quarterly report on Form 10-Q filed on August 8, 2024, plus (ii) 147,486 shares of Common Stock obtainable upon the conversion of the Warrants directly owned by CrowdOut Fund, and, for each of CrowdOut Capital, Mr. Schoenbaum and Mr. Gilmore, (iii) 83,495 shares of Common Stock obtainable upon the conversion of the Warrants directly owned by CrowdOut Capital, each of which (ii) and (iii) has been added to the total shares of Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act for the respective Reporting Person.

(c) The Reporting Persons have not effected transactions in the shares of Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 2 and 4 is incorporated herein by reference.

Due to the foregoing ownership limitations, an aggregate 230,981 shares of Common Stock underlying the Warrants that are included in the Reporting Persons’ beneficial ownership reported herein may not be exercisable to the extent that the Reporting Persons are deemed to be members of a “group” with the other parties to the Restructuring Support Agreement. As noted above, the Reporting Persons disclaim any membership or participation in a “group” with such other parties to the Restructuring Support Agreement or their affiliates.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No: 92534K107	SCHEDULE 13D	Page 10 of 12 pages
Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Joint Filing Agreement.
2
Loan and Security Agreement, dated April 1, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 7, 2022).

3
Amendment Number One to Loan and Security Agreement, dated May 26, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 27, 2022).

4
Amendment Number Two to Loan and Security Agreement, dated September 30, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 5, 2022).

5
Amendment Number Three to Loan and Security Agreement, dated January 8, 2023, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 12, 2023).

6
Amendment Number Four and Consent and Waiver to Loan and Security Agreement, dated May 26, 2023, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 31, 2023).

7
Amendment Number Five to Loan and Security Agreement, dated December 28, 2023, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 2, 2024).

8
Omnibus Amendment and Waiver, dated June 4, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2024).

9
Amendment Number Six and Limited Consent to Loan and Security Agreement, dated June 25, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2024).

10
Amendment Number Seven and Limited Consent to Loan and Security Agreement, dated July 24, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 30, 2024).

11
Warrant Agreement, dated April 1, 2022, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 7, 2022).

12
Warrant Agreement, dated May 26, 2022, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 27, 2022).

13
Warrant Agreement, dated December 28, 2023, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 2, 2024).

14
Amendment to the April 1, 2022 Warrant Agreement, dated December 28, 2023, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 2, 2024).

15
Amendment to the May 26, 2022 Warrant Agreement, dated December 28, 2023, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 2, 2024).

16
Warrant Agreement, dated July 24, 2024, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 30, 2024).

17
Registration Rights Agreement, dated April 1, 2022, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 7, 2022).

CUSIP No: 92534K107	SCHEDULE 13D	Page 11 of 12 pages
18
First Amended and Restated Registration Rights Agreement, dated May 26, 2022, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 27, 2022).

19
Amendment No. 1 to the First Amended and Restated Registration Rights Agreement, dated June 15, 2022, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 21, 2022).

20
Registration Rights Agreement, dated December 28, 2023, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 2, 2024).

21
Registration Rights Agreement, dated July 24, 2024, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 30, 2024).

22
Limited Consent, dated January 31, 2023, by and among Vertex Refining Alabama LLC, as borrower, Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders under the Loan and Security Agreement and the lenders party thereto (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 9, 2023).

23
Limited Consent, dated May 5, 2023, by and among Vertex Refining Alabama LLC, as borrower, Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders under the Loan and Security Agreement and the lenders party thereto (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 9, 2023).

24
Limited Consent, dated March 22, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., certain direct and indirect subsidiaries of Vertex Energy, Inc., the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 17, 2024).

25
Limited Consent, dated March 28, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., certain direct and indirect subsidiaries of Vertex Energy, Inc., the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 17, 2024).

26
Limited Consent and Waiver, dated May 23, 2024, by and among Vertex Refining Alabama LLC, Vertex Energy, Inc., the subsidiaries of Vertex Energy, Inc. party thereto, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2024).

27
Limited Consent and Partial Lien Release, dated May 24, 2024, by and among Vertex Refining Alabama LLC, Vertex Energy, Inc., the subsidiaries of Vertex Energy, Inc. party thereto, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2024).

28
Limited Consent, dated June 11, 2024, by and among Vertex Refining Alabama LLC, Vertex Energy, Inc., the subsidiaries of Vertex Energy, Inc. party thereto, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2024).

29
Amendment Number Eight and Limited Consent to Loan and Security Agreement, dated as of August 23, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto, and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC August 26, 2024).

30
Restructuring Support Agreement, dated September 24, 2024, by and among the Issuer, the Managed Accounts and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 26, 2024).

CUSIP No: 92534K107	SCHEDULE 13D	Page 12 of 12 pages
SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: October 1, 2024

CrowdOut Credit Opportunities Fund LLC

By:	CrowdOut Capital LLC, its managing member

By:	/s/ Alexander Schoenbaum
Name: Alexander Schoenbaum
Title: Chief Executive Officer

CrowdOut Capital LLC

By:	/s/ Alexander Schoenbaum
Name: Alexander Schoenbaum
Title: Chief Executive Officer

/s/ Alexander Schoenbaum
Name: Alexander Schoenbaum

/s/ Brian Gilmore
Name: Brian Gilmore

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).